Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
TriState Capital Holdings, Inc.:

We consent to the use of our reports with respect to the consolidated financial statements and the effectiveness of internal control over financial reporting incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus. Our report on the consolidated financial statements refers to a change in the method of accounting for recognition and measurement of credit losses as of December 31, 2020 and has applied it retroactively to January 1, 2020 due to the adoption of ASU 2016-13, Measurement of Credit Losses on Financial Instruments.

/s/ KPMG LLP

Pittsburgh, Pennsylvania
February 25, 2021